

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via Email
Jiang Huai Lin
Chief Executive Officer
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040
People's Republic of China

  Re: China Information Technology, Inc.
    Registration Statement on Form F-4
    Filed June 21, 2012
    File No. 333-182247

Dear Mr. Lin:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note from page 95 that you have incorporated certain documents by reference into the Form F-4. Incorporation by reference is permitted pursuant to Item 11 or 13 of Form S-4 only for companies that satisfy the requirements of Form F-3. Please tell us the basis for your apparent belief that you can incorporate by reference. Revise your Form F-4 to include all required disclosure if applicable or advise us why you believe that incorporation by reference is appropriate.

Summary

The Merger, page 10

2.   We note your two diagrams on pages 10 and 11 depicting the corporate organizational structure immediately before and after the merger. Please clarify in the summary section whether you are proposing any additional organizational changes to your corporate structure other than the merger of the MergerSub with and into China Information Technology, Inc. for purposes of a reincorporation merger. Consider revising the chart on page 10 to depict the entire organizational chart rather than referencing the chart on page 11.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Woon-Wah Siu, Esq.
        Pillsbury Winthrop Shaw Pittman LLP